SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*†

Fifth Street Finance Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31678A 10 3

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† This Schedule 13D/A constitutes Amendment No. 2 to the initial Schedule 13D filed on behalf of each of Fifth Street Holdings L.P. and Bernard D. Berman on February 24, 2016, as amended by Amendment No. 1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2016, and Amendment No. 4 to the Schedule 13D of Leonard M. Tannenbaum and Fifth Street Asset Management Inc. originally filed with the SEC on December 31, 2015, as amended by Amendment No. 1 filed with the SEC on January 29, 2016, as further amended by Amendment No. 2 filed with the SEC on February 24, 2016, and as further amended by Amendment No. 3 filed with the SEC on March 29, 2016.

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons.

Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

13,468,121.40

	8.	Shared Voting Power

8,400,570

	9.	Sole Dispositive Power

13,468,121.40

	10.	Shared Dispositive Power

8,400,570

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

21,868,691.40

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

15.1%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons.

Fifth Street Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0

	8.	Shared Voting Power

8,399,520

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

8,399,520

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,399,520

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

5.8%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons.

Fifth Street Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0

	8.	Shared Voting Power

8,399,520

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

8,399,520

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,399,520

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

5.8%

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons.

Bernard D. Berman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

25,968

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

25,968

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

25,968

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0.0%

14.	Type of Reporting Person (See Instructions)

IN

This Schedule 13D/A constitutes Amendment No. 2 to the initial Schedule 13D filed on behalf of each of Fifth Street Holdings L.P. and Bernard D. Berman on February 24, 2016 (the “FSH/Berman Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on March 29, 2016 (“FSH/Berman Amendment No. 1”), and Amendment No. 4 to the Schedule 13D of Leonard M. Tannenbaum and Fifth Street Asset Management Inc. originally filed with the SEC on December 31, 2015 (the “LT/FSAM Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on January 29, 2016 (“LT/FSAM Amendment No. 1”), as further amended by Amendment No. 2 filed with the SEC on February 24, 2016 (“LT/FSAM Amendment No. 2”) and as further amended by Amendment No. 3 filed with the SEC on March 29, 2016 (“LT/FSAM Amendment No. 3”). Except as expressly set forth herein, there have been no changes in the information set forth in the FSH/Berman Original Schedule 13D, the FSH/Berman Amendment No. 1, the LT/FSAM Original Schedule 13D, the LT/FSAM Amendment No. 1, the LT/FSAM Amendment No. 2 or the LT/FSAM Amendment No. 3.

Item 2. Identity and Background

Schedule A is amended and restated in its entirety in the form attached hereto.

Item 5. Interest in Securities of the Issuer

The second sentence of paragraphs (a)-(b) of Item 5 is amended and restated as follows:

(a) The percentage set forth in row 13 is based on 145,304,222 outstanding Shares as of August 8, 2016, as reported on Fifth Street Finance Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016.

The third sentence of paragraphs (a)-(b) of item 5 is amended and restated as follows:

(a) Of the Shares over which Mr. Tannenbaum has sole voting and dispositive power (i) 7,123,544.404 Shares are held by him directly; (ii) 80,000 Shares are held by the Leonard M. Tannenbaum Foundation (the “Foundation”), for which Mr. Tannenbaum serves as the Presdient; and (iii) 1,122,281 Shares are held by 777 West Putnam Avenue LLC (“Building LLC”), for which Mr. Tannenbaum holds a majority of the equity interest of the sole member.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by adding the following paragraph at the end of such Item:

On September 7, 2016, the Reporting Persons, Fifth Street Finance Corp., RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P., RiverNorth Core Opportunity Fund and RiverNorth/DoubleLine Strategic Income Fund entered into a Mutual Release and Waiver of Rights under the PSA (the “Mutual Release and Waiver”). Under the Mutual Release and Waiver, among other things, the Reporting Persons terminated their economic interests in 3,878,542 Shares that are subject to certain cash settled total return swaps to which certain Sellers are a party. The summary of the Mutual Release and Waiver in this Item 6 is qualified in its entirety by reference to the complete text of the Mutual Release and Waiver, a copy of which is attached hereto as Exhibit 8 and is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 8 Mutual Release and Waiver under the Purchase and Settlement Agreement, dated as of September 7, 2016, by and among Fifth Street Finance Corp., Fifth Street Holdings L.P., Leonard M. Tannenbaum, Fifth Street Asset Management Inc., RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P., RiverNorth Core Opportunity Fund and RiverNorth/DoubleLine Strategic Income Fund.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2016

/s/ Leonard M. Tannenbaum

LEONARD M. TANNENBAUM

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum

Name:	Leonard M. Tannenbaum

Title:	Chief Executive Officer

FIFTH STREET HOLDINGS L.P.

By: Fifth Street Asset Management Inc., its general partner

By:	/s/ Leonard M. Tannenbaum

Name:	Leonard M. Tannenbaum

Title:	Chief Executive Officer

/s/ Bernard D. Berman

BERNARD D. BERMAN

Name	Position at FSAM	Business Address / Address of Employer	Principal Occupation or Employment	Name and Principal Business of Employer	Beneficial Ownership of Shares[1]
Leonard M. Tannenbaum	Chairman of the Board and Chief Executive Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	See Item 5
Bernard D. Berman	Co-President and Chief Compliance Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	25,968 Shares <0.1%
Todd G. Owens	Co-President	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	10,000 Shares <0.1%
Alexander C. Frank	Chief Operating Officer, Chief Financial Officer and Director	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	15,223 Shares <0.1%
Ivelin M. Dimitrov	Chief Investment Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	28,260 <0.1%
James F. Velgot	Chief Marketing Officer and Director	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	4,603 <0.1%
Michael Arthur	Director	437 South Bristol Ave. Los Angeles, CA 90049	Owner	Michael Arthur & Associates, a consulting firm	None
Nathaniel August	Director	645 Madison Avenue, 14th Floor New York, NY 10022	President and Portfolio Manager	Mangrove Partners, an investment manager	1,328,010 0.9%(2)
Thomas H. Brandt	Director	87 Main Street New Haven, CT 06840	Co-Owner and Director of Real Estate	College Street Foods, LLC, a restaurant business	None
Thomas L. Harrison	Director	437 Madison Avenue New York, NY 10022	Chairman Emeritus	Diversified Agency Services, a division of Omnicom Group Inc., a marketing communications services company	None

(1)	Unless otherwise noted, each person has sole voting power and sole dispositive power over the Shares.

(2)	The Shares are held by The Mangrove Partners Master Fund, Ltd. (the “Master Fund”). Mr. August may be deemed to beneficially own these Shares by virtue of his relationship with the Master Fund. Mr. August, the Master Fund and their affiliates are not part of a group with either (i) Mr. Tannenbaum or (ii) FSAM and FSH, and has no obligation to act as a group with either (i) Mr. Tannenbaum or (ii) FSAM and FSH. Mr. August and the Master Fund act independently with respect to securities of the Issuer.